File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 23th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: June 23th., 2004

Vitro Announces Possible Secured Notes Offering by its Glass Containers Operating Company

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA) San Pedro Garza Garcia, Nuevo Leon, Mexico – (BUSINESS WIRE) – June 23, 2004 –Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO) (BMV:VITROA) announced today that its subsidiary Vitro Envases Norteamerica S.A. de C.V. (“VENA”) is evaluating several possible financing transactions, including the possibility of offering, subject to market and other conditions, approximately US$150 million of senior secured guaranteed notes (the “Notes”) in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

The possible transaction is one of several financing transactions being evaluated by VENA at this time. VENA is currently assessing market conditions for the possible offering. Depending on VENA’s assessment of those market conditions and other factors, including but not limited to, subsequent changes in market conditions and the status or terms of other possible transactions, VENA may decide to proceed with the offering, to change the terms of the offering, to pursue other financing transactions or to not pursue the possible transaction or any other transaction at this time.

The Notes being considered would be issued by VENA and guaranteed by VENA’s principal Mexican subsidiaries and Vitro Packaging. The Notes would be secured by liens on most of VENA's and its subsidiaries' assets. The collateral may be shared with other creditors of VENA and its subsidiaries.

Neither VENA nor any person acting on its behalf makes any representations or warranties as to the likelihood of any possible transaction or the terms thereof.

The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the current expectations of Vitro (the “Company”) with respect to future market conditions, and other plans. Words such as “expects,”, “intends,” “plans,” “projects,” “believes,” “estimates,” “may,” “will,” “should,” “shall,” and similar expressions typically identify such forward-looking statements. Even though the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. In particular, various economic, regulatory and competitive factors, including those outside the Company’s control, such as interest rates, foreign currency exchange rates, inflation rates, instability in domestic and foreign financial markets, energy costs and availability, freight costs, and changes in raw material and component costs, could cause the Company’s actual results during the remainder of 2004 and future years to differ materially from the results the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report filed with the Securities and Exchange Commission.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses, and aluminum containers. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide.

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Alejandro Doehner Vitro, S. A. de C.V. +52 (81) 8863-1210 bemartinez@vitro.com adoehner@vitro.com	(U.S. Contacts): Alex Fudikidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com